FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resignation of independent non-executive directors of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 15, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON RESIGNATION OF
INDEPENDENT NON-EXECUTIVE DIRECTORS

The board of directors (the “Board of Directors”) of Huaneng Power International, Inc. (the “Company”) recently received written resignation reports from Mr. Qi Yudong and Ms. Zhang Lizi, independent non-executive directors of the Company. Due to work requirement, Mr. Qi Yudong applied to resign from the position of the independent non-executive director of the Eighth Session of the Board of Directors of the Company, and to resign as a member of the Audit Committee, Nomination Committee and the chief member of the Remuneration Committee under the Board of Directors. Due to work requirement, Ms. Zhang Lizi applied to resign from the position of the independent non-executive director of the Eighth Session of the Board of Directors of the Company, and to resign as a member of the Strategy Committee, Audit Committee and Remuneration Committee under the Board of Directors.

Pursuant to the regulations set out in the “Guidance Opinion regarding the establishment of the system on independent directors for listed companies”, the articles of association of the Company and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited etc., given that the resignation of Mr. Qi Yudong and Ms. Zhang Lizi will result in the number of independent non-executive directors of the Company to fall below one third of the members of the Board of Directors, the effective date of the resignation reports shall take place on the date on which new independent non-executive directors are elected at the general meeting of the Company. Prior to that, Mr. Qi Yudong and Ms. Zhang Lizi shall continue to perform their duties of the independent non-executive directors according to laws, administrative requirement and the articles of association of the Company, and shall not receive any fees for independent non-executive directors from the Company during the period of their continuing to perform such duties.

Mr. Qi Yudong and Ms. Zhang Lizi confirm that they have no disagreement with the Board of Directors of the Company and there is no matter relating to their resignations that needs to be brought to the attention of the shareholders and creditors of the Company.

The Board of Directors of the Company is satisfied with the work by Mr. Qi Yudong and Ms. Zhang Lizi during their terms of tenure, and pays high regards to the contribution they made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Qi and Ms. Zhang.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
15 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  January 15, 2015